Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Three Months Ended September 30,	2015	2014
Fixed charges:
Interest expense including amortization of debt discount	$157	$144
Portion of rentals representing an interest factor	21	26
Total fixed charges	$178	$170
Earnings available for fixed charges:
Net income	$1,300	$1,370
Equity earnings net of distributions	(23)	(19)
Income taxes	781	836
Fixed charges	178	170
Earnings available for fixed charges	$2,236	$2,357
Ratio of earnings to fixed charges	12.6	13.9

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